                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                  (RULE 14D-1)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      (Amendment No. 4 -- Final Amendment)

                           Johnston Industries, Inc.
                       (Name of Subject Company (Issuer))

                              JI Acquisition Corp.
                         CGW Southeast Partners IV, L.P.
                        CGW Southeast Partners IV, L.L.C.
                       (Names of Filing Persons (Offeror))

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   479368102
                     (CUSIP Number of Class of Securities)

                                 Roy R. Bowman
                              JI Acquisition Corp.
                      c/o CGW Southeast Partners IV, L.P.
                             Twelve Piedmont Center
                                   Suite 210
                             Atlanta, Georgia 30305
                                 (404) 816-3255
                (Name, Address, and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                              -------------------
                                    Copy to:
                             Sidney J. Nurkin, Esq.
                            Mark F. McElreath, Esq.
                               Alston & Bird LLP
                              One Atlantic Center
                             1201 W. Peachtree St.
                          Atlanta, Georgia 30309-3424
                                 (404) 881-7000
                              -------------------

                           CALCULATION OF FILING FEE

               Transaction valuation*              Amount of filing fee
               ----------------------              --------------------
                    $32,138,616                           $6,427.72

*For purposes of calculating amount of filing fee only. This amount assumes the purchase of 10,712,872 shares of common stock of Johnston Industries, Inc. at the offer price of $3.00 per share. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    $6,427.72          Filing Party: JI Acquisition Corp.
                       -----------------                   ---------------------

Form or Registration No.: Schedule TO         Date Filed: April 7, 2000
                         ---------------                 -----------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.

      [ ] issuer tender offer subject to Rule 13e-4.

      [ ] going-private transaction subject to Rule 13e-3.

      [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 4, constituting the final amendment, to the Schedule TO is filed by JI Acquisition Corp., a Delaware corporation (the "Purchaser") and subsidiary of CGW Southeast Partners IV, L.P., by CGW Southeast Partners IV, L.P., a Delaware limited partnership, and by CGW Southeast Partners IV, L.L.C., a Delaware limited liability company (individually and collectively "CGW"). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.10 per share (the "Shares"), of Johnston Industries, Inc., a Delaware corporation ("Johnston"), at $3.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal were filed as exhibits to the Schedule TO filed by CGW on April 7, 2000.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby amended and supplemented to add the following:

     On Wednesday, May 10, 2000, JI Acquisition Corp. ("JI") paid for 8,928,608 shares of the common stock of Johnston Industries, Inc. ("Johnston"), which were validly tendered and not withdrawn prior to the expiration of the offer. Such tendered shares along with the additional common stock purchased by JI at the closing represent approximately 90.8% of Johnston's outstanding common stock. In addition, on May 10, 2000, JI completed a short-form merger of a wholly owned subsidiary and Johnston, whereby all of the shares held by stockholders of Johnston who did not tender their shares in the offer were converted into the right to receive $3.00 in cash."

ITEM 12.  EXHIBITS.

     Item 12 is hereby amended and supplemented to add the following:

     (a)(13) Press release dated May 11, 2000.

        CGW SOUTHEAST PARTNERS IV, L.P., BANCBOSTON CAPITAL, INC. AND JI ACQUISITION CORP. COMPLETE TENDER OFFER FOR JOHNSTON INDUSTRIES, INC.

     ATLANTA, Georgia -- May 11, 2000 -- CGW Southeast Partners IV, L.P. and BancBoston Capital, Inc. today announced that JI Acquisition Corp., which is owned by CGW and BancBoston Capital, has successfully completed its $3.00 per share cash tender offer for all outstanding shares of Johnston Industries, Inc. The offer expired, as scheduled, at midnight, New York City time, on Friday, May 5, 2000.

     JI Acquisition accepted for purchase and paid for 8,928,608 shares of Johnston Industries' common stock which were validly tendered and not withdrawn prior to the expiration of the offer. When combined with the additional common stock of Johnston Industries purchased by JI Acquisition at the closing, these shares represent approximately 90.8% of Johnston Industries' outstanding common stock.

     On May 10, 2000, JI Acquisition completed a short-form merger of a wholly owned subsidiary and Johnston Industries, whereby all stockholders of Johnston Industries who did not tender their shares will also receive $3.00 per share. The Bank of New York, Johnston Industries' transfer agent, will forward to Johnston Industries stockholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $3.00 per share cash merger consideration. Johnston Industries stockholders should not submit their stock certificates to the transfer agent until they have received these materials.

     Johnston Industries, Inc. markets engineered textile products, primarily for industrial and home furnishings end uses. One of its subsidiaries, Johnston Industries Composite Reinforcements Inc. makes Vectorply(R) and other sophisticated non-crimp multiaxial reinforcing fabrics from fiberglass, carbon and aramid fibers for a wide variety of applications.

     CONTACT:  MacKenzie Partners, Inc.
               Joseph Doherty
               (212) 929-5500

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    JI Acquisition Corp.

                                    By:    /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Secretary and Treasurer
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.P.

                                    By:    CGW Southeast Partners IV, L.L.C.,
                                           its General Partner

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------

                                    CGW Southeast Partners IV, L.L.C.

                                    By:    CGW, Inc., its Manager

                                           /s/ James A. O'Donnell
                                           -----------------------------------

                                    Name:  James A. O'Donnell
                                           -----------------------------------

                                    Title: Vice President
                                           -----------------------------------


Dated: May 11, 2000